UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Responsys, Inc.

(Name of Subject Company)

Responsys, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

761248103

(CUSIP Number of Class of Securities)

Daniel D. Springer

Chief Executive Officer

Responsys, Inc.

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

(650) 745-1700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Scott B. Joachim, Esq.	Julian K. Ong, Esq. Vice President, General Counsel and Secretary
Fenwick & West LLP	Responsys, Inc.
801 California Street	1100 Grundy Lane, 3rd Floor
Mountain View, California 94041	San Bruno, CA 94066
(650) 988-8500	(650) 745-1700

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of Responsys, Inc. (the “Company”) by Raptor Oak Acquisition Corporation (“Merger Subsidiary”), a Delaware corporation and wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), itself a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), pursuant to the Agreement and Plan of Merger, dated December 20, 2013, by and among Parent, Merger Subsidiary, the Company and solely for limited purposes, Oracle:

1.	Press release issued by the Company, dated December 20, 2013.

2.	Letter to customers and partners from Dan Springer, Chief Executive Officer of the Company.

3.	Overview and Frequently Asked Questions by the Company.

4.	Presentation by the Company.

Contacts:
Heather MacKinnon	Carla Cooper
Responsys Public Relations	Responsys Investor Relations
(415) 278-5437	(650) 452-1484
hmackinnon@responsys.com	ccooper@responsys.com

Oracle Buys Responsys

Creates the World’s Largest Modern Marketing Cloud by Adding Leading B2C Marketing Orchestration Platform

San Bruno, Calif. – December 20, 2013 – Responsys, Inc. (NASDAQ:MKTG) today announced that it has entered into an agreement to be acquired by Oracle for $27.00 per share in cash or approximately $1.5 billion, net of Responsys’ cash.

The addition of Responsys extends Oracle’s Customer Experience Cloud, which includes Commerce, Sales, Service, Social and the Oracle Marketing Cloud. By bringing together Responsys and Oracle Eloqua in the Marketing Cloud, for the first time CMOs that support industries with B2C or B2B business models will be equipped to drive exceptional customer experiences across marketing interactions and throughout the customer lifecycle from a single platform.

The Board of Directors of Responsys has unanimously approved the transaction. The transaction is expected to close in the first half of 2014, subject to Responsys stockholders tendering a majority of Responsys’ outstanding shares and vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

“Recognizing the unique needs of the CMO in B2B and B2C industries, the Oracle Marketing Cloud is now the only platform to unite enterprise-class leaders in these historically distinct marketing-automation fields,” said Mark Hurd, President, Oracle. “Our strategy of combining the leaders across complementary technologies signifies Oracle’s overwhelming commitment to winning and serving the CMO better than any other software company in the world.”

“Responsys has always been focused on helping marketers realize their largest opportunity - coordinating their marketing touch points across channels, across the customer lifecycle, and across industries, and as a part of Oracle, we will only accelerate our efforts,” said Dan Springer, CEO, Responsys. “Oracle not only shares our vision, but is the proven leader in bringing together best-in-class technologies and companies to realize the largest enterprise opportunities. We couldn’t be more excited about what this means for our customers and employees.”

“Oracle customers will benefit from continued R&D investment across the Responsys and Eloqua platforms, ensuring that CMOs in all industries are armed with a best-in-class solution,” said Thomas Kurian, Executive Vice President, Oracle Development. “When combined with the full Oracle Customer Experience Cloud, for the first time, companies will be empowered to orchestrate individualized experiences that extend from Marketing, to Commerce, to Sales, to Service, to Support.”

About Responsys

Responsys (Nasdaq:MKTG) is a leading marketing cloud software and services company. Our mission is to enable the smartest marketing in the digital world. The most respected brands across the globe use the Responsys Interact Marketing Cloud to manage their digital relationships and deliver the right marketing to their customers across email, mobile, social, display and the web. Our customers gain competitive advantage through the automation, individualization, and coordination of cross-channel marketing interactions at massive scale. Founded in 1998, Responsys is headquartered in San Bruno, California and has offices throughout the world. For more information visit: responsys.com.

More information about this statement is available at http://www.responsys.com/oracle.

Additional Information and Where to Find It

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Responsys’ common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, Oracle, OC Acquisition LLC and a subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Responsys will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by Responsys or Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@responsys.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@responsys.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Dear Customers,

I wanted to wish you all a wonderful holiday plus share some exciting news as we approach year end. On December 20, 2013, Responsys entered into an agreement to be acquired by Oracle. The proposed transaction is subject to Responsys stockholders tendering a majority of the outstanding shares and vested equity awards, certain regulatory approvals and other customary closing conditions, and is expected to close in the first half of 2014.

We see this as an incredible win-win opportunity for both our customers and our business. We will be operating as a part of the Oracle Marketing Cloud, which means we have the opportunity to continue to drive the strategic direction for Responsys technology. And, as a part of the larger Oracle Corporation, we also plan to leverage the vast resources of one of the largest software companies in the world, which can only accelerate our innovation and your success.

Not only does Oracle share our vision, but they are also the proven leader in bringing together best-in-class technologies and companies. The Oracle Marketing Cloud is the only platform to unite enterprise-class leaders like Responsys, Eloqua, and Compendium, into a single marketing cloud platform, giving CMOs across every industry a way to orchestrate their marketing interactions across channels and throughout the customer lifecycle.

As a part of the Oracle Marketing Cloud, we’ll be able to service the needs of today’s marketer better than any other software company in the world. We couldn’t be more excited about what this means for our customers and employees.

The Responsys management team and employees are expected to join Oracle after the transaction closes.

We thank you for your business and look forward to contributing to your ongoing success. Please call me directly if you have any questions or concerns.

For more information, please visit responsys.com/oracle.

Regards,

Dan Springer

Chairman and Chief Executive Officer

Responsys

Additional Information and Where to Find It

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Responsys’ common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, Oracle, OC Acquisition LLC and a subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Responsys will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by Responsys, Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@responsys.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@responsys.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FAQ

OVERVIEW

Oracle Buys Responsys

Creates the World’s Largest Modern Marketing Cloud by Adding Leading B2C Marketing Orchestration Platform

On December 20, 2013, Oracle announced that it has entered into an agreement to acquire Responsys, Inc. (NASDAQ: MKTG), the leading provider of enterprise-scale cloud-based business to consumer (B2C) marketing software. The proposed transaction is subject to Responsys stockholders tendering a majority of the outstanding Responsys shares and vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions, and is expected to close in the first half of 2014. Until the transaction closes, each company will continue to operate independently, and it is business as usual.

Responsys is used by the most respected business to consumer brands across the globe and across a wide range of industries to manage and orchestrate marketing interactions with their customers across email, mobile, social, display and the web. More than 450 companies such as LEGO, LinkedIn, Nordstrom, Southwest Airlines, and United Healthcare, rely on Responsys to drive more revenue and improve the customer experience at every interaction.

Marketing organizations are now driving the customer experience and revenue generation more than ever before – whether for business to consumer (B2C) brands that deliver sales on a website or in the store, or business to business (B2B) companies with direct and channel sales. With this responsibility is a greater expectation to provide measurable results across marketing activities, channels and investments.

The addition of Responsys extends Oracle’s Customer Experience Cloud, which includes the Oracle Sales Cloud, Oracle Commerce Cloud, Oracle Service Cloud, Oracle Social Cloud, and the Oracle Marketing Cloud. By bringing together Responsys and Oracle Eloqua in the Marketing Cloud, for the first time CMOs that support industries with B2C or B2B business models will be equipped to drive exceptional customer experiences across marketing interactions and throughout the customer lifecycle from a single platform.

PRODUCT OVERVIEW AND STRATEGY

What is the rationale for this acquisition?

CMOs and marketing organizations now have a greater responsibility for driving the customer relationship than ever before, however orchestrating interaction across touch points has become complex. Interactions need to take place through more channels, across email, web, mobile, social, display and commerce. As consumers move seamlessly among channels and devices over time, companies need to interact when, where, and how, based on consumer preferences. At the same time, marketers are being charged with demonstrating the ROI on their marketing investments and need to have the tools to measure marketing performance across channels and at each step of the way.

Responsys is the leading provider of enterprise-scale cloud-based B2C marketing software to manage and orchestrate interactions with consumers across email, mobile, social, display and the web – driving more revenue and improving the customer experience at every interaction.

Responsys will join Oracle Eloqua, a proven leader for B2B marketing, Oracle Social Marketing, as well as Compendium’s content marketing solution, as a part of the Oracle Marketing Cloud. Recognizing the unique needs of the CMO across industries, the Oracle Marketing Cloud is the only platform to unite enterprise-class leaders on a single marketing cloud platform. When combined with the full Oracle Customer Experience Cloud, the Oracle Marketing Cloud empowers companies to orchestrate individualized experiences that extend across Marketing, Commerce, Sales, Service, and Support for any industry.

What products does Responsys offer?

The most respected brands across the globe use Interact, Responsys’ cloud-based marketing platform to manage their digital relationships and orchestrate marketing interactions across email, mobile, social, display and the web. Responsys customers deliver unparalleled ROI through the automation, individualization, and coordination of cross-channel marketing interactions at massive scale.

Key elements of the Responsys solutions include:

Interact Program

Interact Program gives marketers the power to design multi-stage customer experiences that dynamically unfold over time and across channels according to individual preferences and behavior. With the drag-and-drop interface, Interact Program makes it easy to design experiences for every stage of the customer lifecycle. Every month, marketers use Interact Program to orchestrate over a billion individual customer experiences.

Interact Profile

Interact Profile allows marketers to create rich customer profiles with data that spans demographics, behavior, and cross-channel preferences. Data can be integrated across email, mobile, display, social, and web interactions, giving marketers the ability to react in near real time. A drag-and-drop targeting tool makes it easy to comb through big data to identify the most relevant audience for offers and other communications.

Interact Campaign

With Interact Campaign, marketers can design, build, test, and execute digital campaigns that span email, mobile, display, social, and the web. Interact Campaign’s wizards make it easy to get new messages out quickly, and its message-designer tools combine ease-of-use with advanced personalization capabilities.

Interact Insight

Interact Insight delivers a powerful yet intuitive set of tools to help marketers analyze and optimize their marketing programs. Insight offers out-of-the-box visual reports and dashboards as well as drag-and-drop custom analytics for ad hoc analysis.

Interact Connect

Data is the lifeblood of any marketing platform, and Interact Connect gives marketers access to exactly what they need. Out-of-the-box integrations with leading CRM and web analytics platforms provide critical revenue-driving data, without waiting for company IT resources. And the Connect API is flexible enough to tap into just about any data source a marketer might need.

How will the Responsys customers benefit from Oracle’s Marketing Cloud?

Oracle’s Marketing Cloud includes leading B2B marketing automation, content marketing and social marketing applications that help marketers truly know their customers. These solutions enable marketers to drive coordinated engagement with direct or channel sales teams from prospect to customer advocate. The Oracle Marketing Cloud has over 100 AppCloud partners that help companies seamlessly extend their marketing strategies. Responsys customers are expected to benefit from these capabilities to drive more compelling content marketing and social strategies, as well as enable better collaboration with their sales teams.

CUSTOMERS AND PARTNERS

How is the proposed transaction between Oracle and Responsys expected to benefit customers?

CMOs and marketing organizations will more substantially be able to help drive initiatives that put the customer and their experiences at the center of their strategies. With leading capabilities to orchestrate interactions across B2C and B2B business scenarios on a single marketing cloud platform, marketers will be able to drive relevant and compelling engagement with businesses and consumers across the customer lifecycle.

Customers will also benefit from continued R&D investment across the Responsys and Eloqua platforms, ensuring that CMOs in every industry are armed with a best-in-class solution. Oracle plans to extend and expand Responsys’ ability to sell, service, and support customers around the world by utilizing Oracle’s global scale and resources.

How does Oracle plan to maintain Responsys’ domain expertise after the closing?

The goal of the combination is to retain Responsys’ domain expertise, given their solutions complement Oracle’s offerings. Responsys brings significant knowledge and capabilities in the area of B2C marketing. The Responsys management team and employees are expected to join the Oracle Marketing Cloud teams after the transaction closes and continue their focus facilitating excellence in marketing.

How will the proposed acquisition impact the Responsys product roadmap?

After the close of the transaction, Oracle plans to continue to aggressively invest in the Oracle Marketing Cloud, and will look for opportunities to further accelerate innovation by leveraging synergies. We expect this will add additional functionality and capabilities at a quicker pace. In addition, Responsys customers will benefit from better integration and alignment with Oracle’s Customer Experience Cloud, which includes Commerce, Service, Sales and Social Clouds.

BUSINESS CONTINUITY

Can I still purchase Responsys products and services?

Yes, Responsys products and services will continue to be available. Please contact a Responsys sales representative to assist you, or visit www.responsys.com for contact information.

Should Responsys customers continue to call Responsys customer support?

Yes. Responsys customers should continue to use existing Responsys contacts for support, professional services and sales to address immediate and ongoing needs.

We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

How will Oracle continue to support and broaden relationships with Responsys partners?

We expect business to continue as usual for Responsys partners. If contact information changes, we will communicate these changes through normal channels. Oracle partners may also use their existing Oracle channels for support to answer any questions.

Will training on Responsys products and services continue?

Yes. We want to ensure that Responsys customers get the most possible value out of our products and services, and training can offer an accelerated path to achieving that goal.

Where can I find out more information about the proposed Oracle and Responsys combination?

For more information, please visit responsys.com/oracle.

Additional Information and Where to Find It

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Responsys’ common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, Oracle, OC Acquisition LLC and a subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Responsys will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by Responsys or Oracle, OC Acquisition LLC or Merger Subsidiary with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@responsys.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@responsys.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Oracle Buys Responsys.Creates the World’s Largest Modern Marketing Cloud by Adding Leading B2C Marketing Orchestration Platform December 20, 2013

Additional Information and Where to Find It This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Responsys’ common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, a subsidiary of Oracle (the “Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Responsys will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by Responsys or Merger Subsidiary with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@responsys.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@responsys.com. Cautionary Statement Regarding Forward-Looking Statements This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, and reflect management’s best judgment based on factors currently known. Our actual results may differ materially from those discussed here. These risks and uncertainties include, among others: the timing of the closing of the proposed transaction, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the ability of the parties to meet the closing conditions, and other risks detailed from time to time in our SEC filings, including our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, including any guidance, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. responsys

What We Are Announcing Oracle buys Responsys Creates the world’s largest Modern Marketing Cloud by adding leading B2C marketing orchestration platform – Transaction is expected to close in the first half of 2014 About Responsys – Responsys is the leading provider of enterprise-scale cloud-based B2C marketing software to manage and orchestrate interactions with consumers across email, mobile, social, display and the web – driving more revenue and improving the customer experience at every interaction – Headquartered in San Bruno, CA with over 1,000 employees with deep industry expertise in B2C marketing – Responsys has over 450 customers and includes the most reputable brands in the world such as LEGO, LinkedIn, Nordstrom, Southwest Airlines, United Healthcare Combination enables companies in any industry to drive exceptional customer experiences across marketing interactions and throughout the customer lifecycle – With Repsonsys, the Oracle Marketing Cloud now provides leading business to consumer (B2C), business to business (B2B), content and social marketing capabilities on a single platform, supporting any industry or business model – Extends Oracle’s Customer Experience Cloud which includes Commerce, Sales, Service, Social and the Oracle Marketing Cloud, to enable exceptional experience from the first customer touch point through customer advocacy

Marketing has a Greater Responsibility for the Customer Experience than Ever Before 1994 Marketing Influence Sales Influence Brand Advertising Lead Generation Product Education Commerce & Sales Product Experience Loyalty Service & Support 2014 Marketing Driven Customer Experience for B2C Organizational Support Brand Advertising Lead Generation Product Education Commerce & Sales Product Experience Loyalty Service 7 Support “As companies become ever more responsive to and informed by their customers, their range of interactions will continue to expand. Those customer interactions hit many different parts of the organization… and need to be integrated into consistent customer journeys. That’s where marketing comes in.”* Source: McKinsey & Company Marketing 2014 Predications

Orchestrating the Customer Experience Across Touch Points has Become More Complex MORE CHANNELS – Interactions need to take place in more places, across email, web, mobile, social, display and commerce MORE ORCHESTRATION – Consumers move seamlessly between channels and devices over time – Better coordination across marketing touch points needed to deliver relevant interactions in real time MORE BUSINESS MODELS – Business to business and business to consumer companies have unique challenges and ultimately require unique solutions

Only the Oracle Cloud Can Deliver Complete Customer Experiences for both B2B and B2C In Store Web Mobile Display Social Email Direct Sales Channel Sales Contact Center Field Service Oracle Social Cloud Oracle Commerce Cloud Oracle Marketing Cloud responsys * eloqua* Oracle Sales Cloud Oracle Service Cloud Foundational Tools Oracle Cloud Infrastructure and Platform Services Oracle Mobile, Portal and Content Tools Oracle MDM, BI and Decisioning Tools Oracle Integration and BPM/SOA Tools

at Marketers Need for B2C Use Cases A platform that can orchestrate consumer experiences over time, across channels and systems, and at scale >50% of customer experiences happen during a multi-event, multi-channel journey.* Only 38% of marketers agree that their company has a single view of customer interactions across touch points and over time.** Customer at the center Marketing Strategy Campaign at the center CRM Personalized Interactions Customer Relationship Management Customer Era Marketing Orchestration Addressable Campaigns CM Campaign Management Campaign Era Scale Reach/Frequency/Transactions High Low * Source: McKinsey & Company, Customer Journey Transformation Webinar, 2013 **Source: The CMO and CIO Must Accelerate on Their Path to Better Collaboration, Forrester, October 31, 2013

Responsys Enables an Orchestrated Experience Drives relevant interactions that unfold over time, across channels, and react in real-time to individual consumer behavior, at B2C scale Start Program Send email Send mobile message wait 5 days has purchased no yes add customer to “at risk” segment add customer to “engaged” segment Show display ad Send email Thank you end program Special deals in your favorite categories. Your order shipped. Track your package. 20% off your next purchase

Responsys is the Leading B2C Marketing Orchestration Platform PROFILE – Create rich customer profiles with data that spans demographics, behavior, and cross-channel preferences PROGRAM – Design customer experiences that unfold over time, across channels, and that react to individual preferences and behavior. All with a drag and drop UI CAMPAIGN – Design, build, test, and execute digital campaigns across email, mobile, display, social, and the web INTERACT MARKETING CLOUD Email mobile Display Social Web PROFILE Marketing Messages Marketing Interactions Program CAMPAIGN Marketing Data responsys

Responsys Customers Include Leading Consumer Marketing Brands

EPSON, Aer Lingus, McAfee, Whole Foods Market, REI, Hotwire.com, MetLife, State Farm Insurance, Grainger, Payless, E*TRADE, Under Armour

NBA, Scottrade, new balance, L'Occitane en Provence, plumdistrict, TransUnion, intuit, Lands' End, Rosetta Stone, Ace Cash Express, Burton, Houston Rockets

TaylorMade, Callaway, City Sports, COACH, symantec, Southwest.com, KOHL'S, Dollar Thrifty Automotive Group, Inc., Nutrisystem, Nordstrom, Virgin America, shutterfly

Quicken Loans, Allstate, L.L.Bean, LinkedIn, jetBlue Airways, Vitamin Shoppe, ZALES, National Geographic, LEGO, StubHub!, Thomson Reuters, ORBITZ

responsys

10

Responsys Customer Success Story

MetLife delivers personalized experiences at massive scale

MetLife


Research
Quote
Application
Payment
Agent

COMPANY OVERVIEW:

- MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers

CHALLENGE:

- MetLife's traditional business model relied on insurance agents to coordinate the complex quoting and application process. But in the digital age, they needed a way to replicate their customer experience across email, mobile, and web interactions.

BENEFITS:

- With Responsys, MetLife created an orchestrated solution that automatically drove applicants from quote to payment using email, SMS, and display. In doing so, they increased their net promoter score significantly, an indication of customer satisfaction, to more than double the industry average.

* Customer Information and Logos Provided by Responsys

responsys 11

Orchestration in Action Delivering a personalized experience, unfolding in real-time across channels Upon starting a quote, applicants are prompted to opt-in to additional channels Applicants who have dis-engaged with the process can be reminded with targeted display advertisements Applicants who are missing paperwork are notified automatically through either email or SMS message Policy approval and the transition to the purchase process can take place via mobile or email channels

Combination Creates the Largest Modern Marketing Cloud in the World The most advanced marketing solutions created to orchestrate customer experiences for any company, in any industry, at any scale responsys